UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Rocky Mountain High Brands, Inc.

(Name of Issuer)

Common stock, $0.001 per share

(Title of Class of Securities)

77471R108

(CUSIP Number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Lily Li
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [x]

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,216,000,000(1)

8. Shared Voting Power
n/a

9. Sole Dispositive Power
1,216,000,000(1)

10. Shared Dispositive Power
n/a

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,216,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
61.16%(2)
14. Type of Reporting Person
IN

(1)     Consists of: (i) 1,000,000 shares of Series A Preferred Stock beneficially owned through LSW Holdings, LLC, which are convertible to common stock of the issuer at a ratio of 1,200 for 1 and which vote together with the common stock on an as-if-converted basis; and (ii) 16,000,000 shares of common stock.

(2)     Based on 772,235,383 shares of common stock issued and outstanding as of March 14, 2017, together with 1,000,000 shares of Series A Preferred Stock convertible to 1,200,000,000 shares of common stock.

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ITEM 1. SECURITY AND ISSUER

(a) Name of Issuer:

Rocky Mountain High Brands, Inc.

(b) Address of Issuer's Principal Executive Offices:

9101 LBJ Freeway, Suite 200

Dallas, TX 75243

(c) Title of the class of equity securities to which this statement relates:

Common stock, par value $0.001

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)     Name:

Lily Li

(b)     Residence or business address:

4858 Route 32

Catskill, NY 12414

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Investments.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No.

(f) Citizenship:

United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The reporting person acquired 1,000,000 shares of Series A Preferred Stock for a total purchase price of $3,500,000. The source of funds was the working capital of LSW Holdings, LLC, through which Ms. Li holds her beneficial ownership.

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ITEM 4. PURPOSE OF TRANSACTION

The purpose of Ms. Li’s acquisition of controlling interest was to assist the issuer with the growth and development of its business. Her plans in this regard include, but are not necessarily limited to: (i) expansion of the issuer’s brand world-wide; (ii) the merger of Rocky Mountain High China, the exclusive distributor for Rocky Mountain High Brands in China, into the issuer as a wholly-owned subsidiary; and (iii) the introduction of a new hemp-infused ginseng plum drink into the Asian market.

Following the acquisition of control by Ms. Li, our board of directors approved an amendment to the terms of our Series A Preferred Stock to increase the voting and rights and conversion rate of Series A Preferred Stock to 1,200 for 1. As a result of this amendment, the 1,000,000 shares of Series A Preferred Stock acquired by Ms. Li represent the equivalent of 1,200,000,000 shares of common stock, or approximately 60.84% of the issuer’s voting equity securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

On February 28, 2017, the reporting person acquired 1,000,000 shares of Series A Preferred Stock. As recently amended, these shares represent the equivalent of 1,200,000,000 shares of common stock, or approximately 60.84% of the issuer’s voting equity securities. The reporting person has not effected any other transactions in the issuer’s common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
3.1	Certificate of Designation of Series A Preferred Stock(1)

(1)     Incorporated by reference to Current Report on Form 8-K filed by Rocky Mountain High Brands, Inc. on March 15, 2017.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2017

Date

/s/ Lily Li

Lily Li

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